Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: TELECOM ITALIA

Torino, Milano, 10th April 2007 – With reference to the possible sale of the majority shareholding of the capital of Olimpia, which, in turn, holds a significant stake in the capital of Telecom Italia S.p.A., and to the recent press rumours regarding possible groups of banks and entrepreneurs interested in acquiring the aforementioned stake, Intesa Sanpaolo – upon request of Consob – communicates that the Bank has contacts under way with more than one party that are interested for various reasons in the possible transaction and that considering the current preliminary stage of said contacts it is not possible to provide any indication of their possible outcome. Any development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

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